Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

File No. of Related Registration Statement: 333-236379

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Soma Somasundaram President & CEO Executive Committee Head Human Resources Jordan Zweig Drilling Technologies Rob Galloway Finance Jay Nutt Production + Automation Technology Paul Mahoney Corporate Development + Strategy Saurabh Nitin IT Alina Parast Law Julia Wright Digital Ali Raza Oilfield Performance Ross O’Dell Specialty Performance Kurt Kirchof Corporate Comms & CX Marketing &Technology Mark Eley Procurement + CX Supply Chain Eric Seip HSE Council + CX SHEQ Juan Alvarado – Preliminary, pending approval and closure of the merger transaction – To facilitate organizational design and integration planning, Apergy President & CEO Soma Somasundaram announced the new organization’s planned Executive Committee that would be effective on Day 1 pending successful completion of the merger, which is anticipated by the end of Q2 2020. Until the successful completion of the transaction, this committee is not effective. These leaders will continue in their current roles with their respective organizations until Day 1. We continue operating as two separate organizations until the completion of the transaction. COO + President, CX Deric Bryant New Organization’s Executive Committee

  Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus.  Both Apergy and ChampionX expect to file amendments to these filings before they become effective.  INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov.  The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.   Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020.   No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.